Exhibit 99.1

HUTCHMED Announces Appointment of Independent Non-executive Director and Member of Board Committee

Hong Kong, Shanghai & Florham Park, NJ — Wednesday, March 5, 2025: HUTCHMED (China) Limited (“HUTCHMED” or the “Company”) (Nasdaq/AIM:HCM, HKEX:13) today announces that Mr Wong Tak Wai (Mr Alvin Wong) is appointed as an Independent Non-executive Director and a member of the Audit Committee of the Company with effect from March 6, 2025.

Mr Wong has over 35 years of extensive experience in accounting, auditing and corporate finance.  He has acted in a pivotal role in assisting companies with their stock exchange listings and has been instrumental in completing numerous mergers and acquisitions. After a distinguished career spanning more than three decades, Mr Wong retired as a partner of PricewaterhouseCoopers in 2017.

Dr Dan Eldar, Chairman of HUTCHMED, said “On behalf of the Board, I would like to extend a warm welcome to Mr Wong to the Company. We believe that his extensive experience in finance and accounting will greatly contribute to the strategic growth and financial stewardship of the Company.”

Mr Wong, aged 68, is currently a non-executive director of Melbourne Enterprises Limited (HKEX: 158). He was the president and a council member of the Hong Kong Institute of Certified Public Accountants (“HKICPA”), chairman of the HKICPA auditing standards committee, and a member of various committees of the International Federation of Accountants. He was also a member of the Sustainable Agricultural Development Fund Advisory Committee.

Mr Wong holds a Bachelor of Commerce degree from University of Otago, New Zealand and is a Fellow of the HKICPA and an Associate of the Institute of Chartered Accountants of Australia and New Zealand.

Mr Wong currently holds or has held in the past five years the following directorships / partnerships:

Current Directorships / Partnerships:	Previous Directorships / Partnerships in the last five years:
Chinachem Group Holdings Limited	Estate Of Wang Teh Huei Ltd
Melbourne Enterprises Limited	Estate Of Wang Teh Huei (No. 2) Ltd
Pondbury Investments Limited	Vipin Limited
Wyberton Limited

Save for the appointments listed above, Mr Wong has held no other directorships or partnerships during the period of five years prior to his appointment as a director of HUTCHMED. He does not have any relationship with any Directors, senior management or substantial or controlling shareholders of HUTCHMED. Mr Wong has confirmed (a) his independence as regards each of the factors for independence referred to in Rule 3.13(1) to (8) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“HK Listing Rules”); (b) that he had no past or present financial or other interest in the business of the Company or its subsidiaries or any connection with any core connected person (as defined in the HK Listing Rules) of the Company; and (c) that there are no other factors that may affect his independence at the time of his appointment.

The initial term of the appointment of Mr Wong as an Independent Non-executive Director of the Company shall end at the next following annual general meeting of the Company, subject to retirement in accordance with the Articles of Association of the Company and applicable legal and regulatory requirements, and thereafter for successive periods of 12 months, unless he is not re-elected at the next following annual general meeting or his appointment is otherwise terminated earlier by either party in writing. The director’s fees of Mr Wong as an Independent Non-executive Director and member of the Audit Committee of the Company under his appointment letter are US$76,000 and US$13,500 per annum respectively, which were determined by the Board with reference to the director’s duties and responsibilities and prevailing market conditions. Such fees are subject to review from time to time and proration for any incomplete year of service.

Mr Wong does not have any interest in any shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

Save for the information disclosed above, there is no other information in relation to Mr Wong that is required to be disclosed pursuant to Rule 17 and Schedule 2(g) of the AІM Rules for Companies or Rule 13.51(2) of the HK Listing Rules, and there are no other matters concerning the appointment of Mr Wong that are required to be brought to the attention of the shareholders of HUTCHMED.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery, global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception, HUTCHMED has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved in the US, Europe and Japan. For more information, please visit: www.hutch med.com or follow us on LinkedIn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, the risk that current or future appointees to HUTCHMED’s board of directors are not eﬀective in their respective positions, the diﬀiculty in locating and recruiting suitable candidates for its board of directors and the management diﬀiculties which may arise from changes in HUTCHMED’s board of directors. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the US Securities and Exchange Commission, on AІM and with The Stock Exchange of Hong Kong Limited. HUTCHMED undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
Ben Atwell / Alex Shaw	+44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Freddy Crossley / Rupert Dearden	+44 20 7886 2500

HSBC	Joint Broker
Simon Alexander / Alina Vaskina / Arnav Kapoor	+44 20 7991 8888

Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500